13 May 2009





Legal & General



09046240

Legal & General Group
One Coleman Street
London
EC2R 5AA

Telephone: 020 3124 2345
www.legalandgeneralgroup.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA



Dear Sirs

12G-2(B) SUBMISSION – EXEMPTION 82-3664

I enclose, on behalf of Legal & General Group Plc, an English company, links to the website for the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *Q1 2009 Interim Management Statement*
  http://www.legalandgeneralgroup.com/investors/results.cfm

Please stamp and return enclosed receipt copy letter.

Yours faithfully,

J W Maddock
Head of Investor Relations

Enc

Legal & General Group Plc is a holding company, subsidiary
undertakings of which are fully authorised as appropriate under
the Financial Services and Markets Act in respect of their
investment activities in the UK.

Legal & General Group Plc
Registered in England No. 1417162
Registered Office: One Coleman Street
London EC2R 5AA